UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006.

Canadian Superior Energy Inc.

(Translation of registrant’s name into English)

Suite 3300, 400 Third Avenue, SW
Calgary, Alberta, Canada T2P 4H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If .Yes. is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-137035) filed by Canadian Superior Energy Inc. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2006

CANADIAN SUPERIOR ENERGY INC.

/s/ Roger Harman
Roger Harman
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated September 8, 2006
99.2	Press Release, dated September 18, 2006